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                                                                  EXHIBIT (A)(8)

                                   [INSILCO]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE  CONTACT: DAVID A. KAUER
                                                              VICE PRESIDENT
                                                              AND TREASURER
                                                              (614) 692-0468

          INSILCO CORPORATION ANNOUNCES $220 MILLION SHARE REPURCHASE

     COLUMBUS, OHIO, JULY 11, 1997 -- INSILCO CORPORATION (NASDAQ:INSL) today announced that its Board of Directors has approved the purchase of up to $220 million of its shares of Common Stock. The Company said that it expects the share repurchase to enhance shareholder value by, among other things: providing participating stockholders with an opportunity to obtain liquidity with respect to their shares in a tax advantaged transaction; giving the Company a capital structure in which the Company's average after-tax cost of capital is reduced; and permitting each share outstanding after the share repurchase to participate in a greater percentage of any earnings of the Company.

     The share repurchase is taking place in two steps in order to provide a tax-efficient distribution to all shareholders:

     First, on July 10, 1997, Insilco purchased 2,805,194 shares from its majority shareholder, Water Street Corporate Recovery Fund I, L.P., and 51,948 shares from Robert L. Smialek, Insilco Chairman and CEO, at $38.50 per share, for an aggregate purchase price of $110 million. These purchases were financed with proceeds from the sale of Insilco's Rolodex division, completed on March 5, 1997.

     Second, Insilco today has commenced a $110 million self-tender offer for up to 2,857,142 shares of Insilco's outstanding shares, at $38.50 per share. Water Street has agreed that it will tender no more than 960,577 shares in the Offer so that the percentage of shares to be purchased by the Company from Water Street will be less than the percentage of shares which the Company will offer to purchase from shareholders other than Water Street. Mr. Smialek has agreed that he will not tender any additional shares in the Offer.

Water Street and Mr. Smialek have agreed that their sales will be rescinded if the Offer if not completed.

     On July 10, 1997, the Company refinanced its existing debt under a new six year $200 million credit agreement with a bank group including Citicorp USA, Inc., Goldman Sachs Credit Partners, L.P. and First National Bank of Chicago. The Offer will be financed out of borrowings under the new credit agreement and the proceeds of a potential offering of up to $150 million of new debt. If the new debt offering is completed, the Company will have approximately $290 million of outstanding debt and approximately $50 million of available credit.

     Robert L. Smialek, Insilco Chairman and CEO said, "This share repurchase plan reflects our clear commitment to maximizing value for all Insilco shareholders. The planned distribution monetizes a portion of our shareholders' investment, and our new capital structure also provides the opportunity to enhance future returns to shareholders. In addition, Insilco will benefit from a reduced average after-tax cost of capital while maintaining sufficient financial flexibility to make capital investments aimed at future growth."

     On a pro forma basis, after giving effect to the new capital structure, the completion of the share repurchases, and the acquisitions and divestitures completed in 1996 and 1997, the Company's 1996 earnings per share would have been $3.89.
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     Assuming full participation in the Offer, the Company will have approximately 3,854,152 shares of common stock outstanding, of which Water Street will own 2,400,001 shares, or 62.3% of the total outstanding, as compared to its 60.6% ownership before these transactions.

     Shareholders who wish to participate must decide how many shares, if any, they will tender. The Offer, the proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, August 7, 1997, unless the Offer is extended by the Company.

     The Information Agent for the Offer is Corporate Investor Communications, Inc. Copies of the Offer to Purchase and related materials, dated July 11, 1997, are being mailed to all Insilco shareholders. A detailed explanation of the terms of the Offer and tender procedures is included in these materials. Shareholders are urged to carefully read these materials prior to making any decision with respect to the Offer. Shareholders are also urged to consult their tax advisor concerning the tax treatment of the self-tender. Additional copies of these materials may be obtained through the Information Agent by calling 1-800-631-0983. Banks and brokerage firms should contact (201) 896-1900 for further information.

     Insilco Corporation, based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business serves the school yearbook market. It has revenues in 1996 of $572 million.

Investor Relations Contact: David A. Kauer, (614) 792-0468 or write to Insilco Corporation, Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860.